Exhibit 99.1

Glass House Brands to Host Third Quarter 2021 Conference Call on November 11, 2021

LONG BEACH, CA and TORONTO, October 13, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced it will report financial results for the third quarter ended September 30, 2021, on Thursday, November 11, 2021, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time.

Conference call Details:

Time:	5:00 p.m. Eastern Time

Webcast:	Click Here

Dial-In Number:	1-(888)-664-6392

Conference ID:	49715794

Replay:	1-(888)-390-0541
Replay Code: 715794#

Available until 12:00 midnight Eastern Time Thursday, November 18, 2021

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

For further information, please contact:

Glass House Brands Inc.

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com